# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CENCORA, INC., CIK 0001140859
CUSIP: 03073E105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Lanesha Minnix, EVP/Global CLO Walgreens, Boots Alliance, Inc. 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0000950170-25-044450
Filed by CIK 0001618921
Persons authorized to receive notices and communications: Lillian Tsu, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Walgreens Boots Alliance Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 10,380,000; shared dispositive power 10,380,000; aggregate amount beneficially owned 10,380,000 (5.4% of the class)
  Comment: * This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).
- WBA Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 10,380,000; shared dispositive power 10,380,000; aggregate amount beneficially owned 10,380,000 (5.4% of the class)
  Comment: * This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).
- Walgreens Boots Alliance, Inc. (CIK 0001618921): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); shared voting power 10,380,000; shared dispositive power 10,380,000; aggregate amount beneficially owned 10,380,000 (5.4% of the class)
  Comment: * This calculation is based on 193,823,487 shares of Common Stock outstanding as of April 30, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CENCORA, INC.
Address of issuer's principal executive offices: Lanesha Minnix, EVP/Global CLO Walgreens, Boots Alliance, Inc. 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Comment: This Amendment No. 21 to Schedule 13D (this "Amendment No. 21") amends and supplements the Schedule 13D (the "Schedule 13D") relating to the common stock, $0.01 par value per share ("Common Stock"), of Cencora, Inc., a Delaware corporation (the "Issuer"), originally filed with the Securities and Exchange Commission (the "SEC") on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016, Amendment No. 5 thereto filed on November 14, 2016, Amendment No. 6 thereto filed on January 6, 2021, Amendment No. 7 thereto filed on June 3, 2021, Amendment No. 8 thereto filed on May 12, 2022, Amendment No. 9 thereto filed on August 4, 2022, Amendment No. 10 thereto filed on November 9, 2022, Amendment No. 11 thereto filed on December 12, 2022, Amendment No. 12 thereto filed on May 15, 2023, Amendment No. 13 thereto filed on June 20, 2023, Amendment No. 14 thereto filed on August 7, 2023, Amendment No. 15 thereto filed on November 14, 2023, Amendment No. 16 thereto filed on February 9, 2024, Amendment No. 17 thereto filed on August 5, 2024, Amendment No. 18 thereto filed on August 20, 2024, Amendment No. 19 thereto filed on February 10, 2025 and Amendment No. 20 thereto filed on March 25, 2025. Terms used but not defined in this Amendment No. 21 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows by adding the following:

Director Resignation

In anticipation of the Reporting Person's ownership falling below 5% as a result of the scheduled settlement of certain prepaid variable share forward transactions which is expected to take place in early June, on May 27, 2025, Ornella Barra notified the Board of Directors of the Issuer of her decision to resign as a member of the Board, effective immediately. Ms. Barra's resignation is not due to any disagreement with the Issuer on any matter relating to the Issuer's operations, policies or practices.

The Reporting Persons do not currently intend to exercise their rights pursuant to the Amended and Restated Shareholders Agreement by and between Walgreens Boots Alliance, Inc., and Cencora, Inc., dated as of June 1, 2021, to designate a director to fill the vacancy created by Ms. Barra's resignation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits Description of Exhibits

99.1 Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File
No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2 Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3 Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4 Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25,
2016 and incorporated by reference herein).*

99.6 Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.7 Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 25,
2016 and incorporated by reference herein).*

99.8 Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K
(File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9 Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.a r.l.,
and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.'s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10 Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to
Amendment No. 1 to this Schedule 13D).

99.11 Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12 Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit
2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13 Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of June 1, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation
(previously filed on June 3, 2021 as Exhibit 99.13 to Amendment No. 7 to this Schedule 13D).

99.14 Amendment No. 1 to the Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of August 2, 2022, by and between Walgreens Boots Alliance, Inc., and
Amerisource Bergen Corporation (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-16671), filed on August 3, 2022 and incorporated by reference herein).

99.15 Underwriting Agreement, dated as of November 7, 2022, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC and Morgan Stanley & Co. LLC (previously filed on November 9, 2022 as Exhibit 99.15 to Amendment No. 10 to this Schedule 13D).

99.16 Share Repurchase Agreement, dated as of November 6, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on November
9, 2022 as Exhibit 99.16 to Amendment No. 10 to this Schedule 13D).

99.17 Form of Lock-Up Agreement (included in Exhibit 99.15).

99.18 Share Repurchase Agreement, dated as of December 8, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the
Issuer's Current Report on Form 8-K (File No. 001-16671), filed on December 12, 2022 and incorporated by reference herein).

99.19 Form of Master Confirmation: Pre-paid Variable Share Forward Transactions (previously filed on May 15, 2023 as Exhibit 99.19 to Amendment No. 12 to this Schedule 13D).

99.20 Share Repurchase Agreement, dated as of May 11, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's
Current Report on Form 8-K (File No. 001-16671), filed on May 15, 2023 and incorporated by reference herein).

99.21 Share Repurchase Agreement, dated as of June 15, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer's
Current Report on Form 8-K (File No. 001-16671), filed on June 20, 2023 and incorporated by reference herein).

99.22 Underwriting Agreement, dated as of August 3, 2023, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC, Goldman Sachs & Co. LLC, Bank of America,
N.A., Citibank, N.A., Deutsche Bank AG, London Branch, Goldman Sachs International, Mizuho Markets Americas LLC, Morgan Stanley Bank, N.A., Societe Generale and Wells Fargo Bank,
National Association (previously filed on August 7, 2023 as Exhibit 99.22 to Amendment No. 14 to this Schedule 13D).

99.23 Form of Lock-Up Agreement (included in Exhibit 99.22).

99.24 Share Repurchase Agreement, dated as of August 2, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on August 7,
2023 as Exhibit 99.24 to Amendment No. 14 to this Schedule 13D).

99.25 Share Repurchase Agreement, dated as of November 9, 2023, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on November 14, 2023 as Exhibit
99.25 to Amendment No. 15 to this Schedule 13D).

99.26 Share Repurchase Agreement, dated as of February 7, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on February 9, 2024 as Exhibit
99.26 to Amendment No. 16 to this Schedule 13D).

99.27 Share Repurchase Agreement, dated as of May 22, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.27 to
Amendment No. 17 to this Schedule 13D).

99.28 Share Repurchase Agreement, dated as of August 1, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.28 to Amendment No. 17 to this Schedule 13D).

99.29 Amendment No. 2 to the Amended and Restated Shareholders Agreement, dated as of August 16, 2024, by and between Walgreens Boots Alliance, Inc., and Cencora, Inc. (filed as Exhibit
10.2 to the Issuer's Current Report on Form 8-K (File No. 001-16671), filed on August 16, 2024 and incorporated by reference herein).

99.30 Share Repurchase Agreement, dated as of February 6, 2025, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC.

* As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016.

## Signatures
- Walgreens Boots Alliance Holdings LLC: /s/ Todd Heckman, Todd Heckman/ President (05/28/2025)
- WBA Investments, Inc.: /s/ Todd Heckman, Todd Heckman/ President (05/28/2025)
- Walgreens Boots Alliance, Inc.: /s/ Manmohan Mahajan, Manmohan Mahajan/Executive Vice President and Global Chief Financial Officer (05/28/2025)